UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building

No. 1 Shangdi East Road

Haidian District, Beijing 100085

People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/S/ KELVIN WING KEE LAU
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: November 16, 2010

2

EXHIBIT INDEX

Exhibit 99.1 – Press Release

3

Exhibit 99.1

PERFECT WORLD ANNOUNCES THIRD QUARTER 2010

UNAUDITED FINANCIAL RESULTS

(Beijing – November 15, 2010) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the third quarter ended September 30, 2010.

Third Quarter 2010 Highlights1

•	Total revenues were RMB658.2 million (USD98.4 million), as compared to RMB594.2 million in 2Q10 and RMB590.0 million in 3Q09

•	Gross profit was RMB508.9 million (USD76.1 million), as compared to RMB496.6 million in 2Q10 and RMB495.0 million in 3Q09

•

Operating profit was RMB211.9 million (USD31.7 million), as compared to RMB221.5 million in 2Q10 and RMB297.7 million in 3Q09. Non-GAAP operating profit[2] was RMB237.4 million (USD35.5 million), as compared to RMB246.5 million in 2Q10 and RMB317.9 million in 3Q09

•

Net income attributable to the Company’s shareholders was RMB213.7 million (USD31.9 million), as compared to RMB196.6 million in 2Q10 and RMB288.3 million in 3Q09. Non-GAAP net income attributable to the Company’s shareholders[2] was RMB239.2 million (USD35.8 million), as compared to RMB221.7 million in 2Q10 and RMB308.5 million in 3Q09

•

Basic and diluted earnings per ADS[3] were RMB4.27 (USD0.64) and RMB4.05 (USD0.60), respectively, as compared to RMB3.93 and RMB3.71, respectively, in 2Q10, and RMB5.83 and RMB5.50, respectively, in 3Q09. Non-GAAP basic and diluted earnings per ADS[2] were RMB4.77 (USD0.71) and RMB4.53 (USD0.68), respectively, as compared to RMB4.43 and RMB4.19, respectively, in 2Q10, and RMB6.24 and RMB5.88, respectively, in 3Q09

•	Completed strategic investments in Beijing Xinbaoyuan Movie & TV Investment Co., Ltd. (“Xinbaoyuan”) and Shanghai Baohong Entertainment and Media Co., Ltd. (“Baohong”)

[1]

The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2010, which was RMB6.6905 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]

As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[3]	Each ADS represents five ordinary shares.

“Our third quarter results were mixed as our overall revenues came in ahead of our guidance due to the contribution from our television and movie business,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “Our performance in the online gaming business was slightly softer than we anticipated. However, our continuing strategic expansion into television, movies and other related businesses is not only broadening our revenue streams, but also providing access to content and resources that are expected to create synergies between different segments of our business in the future.”

“In our online gaming business, we did not release any new games or major expansion packs during the quarter as we concentrated on a number of longer-term projects that should help bring new excitement to our portfolio of games. We are excited by the projects that we have in our pipeline. As we have stated in the past, in an effort to give new games the best chance of success upon release, we have been extending the development cycle while we redouble our efforts to fine tune and test upcoming releases. We have seen steady progress in terms of such efforts. In late October, we released ‘Forsaken World,’ a proprietary 3D Western-themed MMORPG. The game has received a positive response from gamers and performed well since its launch, making for another solid addition to our portfolio. And even more recently, we also launched ‘Dragon Excalibur,’ our first 2D real-time MMORPG. This game further diversified our portfolio into a new game segment. And we look forward to further growing this game.”

“With our collection of high-end proprietary game engines, diverse group of production studios, and great engineering talent, we are making great progress in developing a number of differentiated games and deepening our pipeline. We are excited about a number of new titles that will position us well as we target multiple segments and new user groups within the online gaming market. In addition, we are in the final stages of preparation for the upcoming launch of ‘Empire of the Immortals,’ which will be the second title in our ‘Immortals’ franchise and will build on our popular game ‘Battle of the Immortals.’”

“‘Empire of the Immortals’ has already attracted considerable buzz in the market and we are optimistic about its prospects. After some early promotional activities for the game during the quarter, we have recently seen some gamers take a wait-and-see approach with ‘Battle of the Immortals’ as they study the new game prior to its launch. But we are confident that, after the launch of ‘Empire of the Immortals,’ we will be able to broaden the overall user base of both games by targeting slightly different sub-segments of gamers and build the two into an even stronger overall franchise. In addition, we expect to launch a major new expansion pack for ‘Battle of the Immortals’ in the coming months. With this, and other expansion packs and updates to our existing key titles, we expect to draw new gamers and additional interest across our portfolio.”

“R&D continues to be a key competitive advantage and driver of our long term growth. Our investments in technology provide the ever improving platform on which we base our development. As our future rests on the quality of our people, we continue to train and develop key talent that will lead our company forward. While our investments in R&D have caused us to experience some pressure on our margins in the near term and temporary fluctuations in our results, we see them as a necessary step for the healthy long-term growth of our company.”

“Another key component of our strategy has been to foster additional sources of revenue through our growing overseas business. During the third quarter, we signed multiple agreements to license a number of our games to various overseas markets. In addition, we launched French and German versions of ‘Zhu Xian’ through our subsidiary in Europe. While we don’t expect this to add significant revenue in the near term, we are working hard to acclimate to the European business and online gaming environment while building our brand in the region. And longer-term, we are growing increasingly confident in our capabilities to further strengthen our position in the online game market globally by leveraging upon our game development studio in the U.S., and our operating subsidiaries in the U.S., Japan and Europe.”

“As China’s economy continues to grow, internet penetration is growing rapidly along with it. We believe we are particularly well positioned to thrive in this environment. We are convinced that our exciting roster of games that are slated for launch in 2011 and 2012, continued interest of gamers in our existing games, strong R&D and operation capabilities, and progress in other related supporting businesses, should create a sustainable platform that will ensure our enduring success.”

Third Quarter 2010 Financial Results

Total Revenues

Total revenues were RMB658.2 million (USD98.4 million) in 3Q10, as compared to RMB594.2 million in 2Q10 and RMB590.0 million in 3Q09.

Online game operation revenues were RMB527.1 million (USD78.8 million) in 3Q10, as compared to RMB533.3 million in 2Q10 and RMB485.9 million in 3Q09. The slight decline in online game operation revenues from 2Q10 was primarily due to the recent soft performance of “Battle of the Immortals,” partially offset by the better performance of some of the Company’s key existing games.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 733,000 in 3Q10, as compared to 886,000 in 2Q10 and 713,000 in 3Q09. The active paying customers (APC) for games operated in mainland China under the item-based revenue model was approximately 1,274,000 in 3Q10, as compared to 1,433,000 in 2Q10 and 1,643,000 in 3Q09. The average revenue per active paying customer (ARPU) for games operated in mainland China under the item-based revenue model was RMB323 in 3Q10, as compared to RMB292 in 2Q10 and RMB266 in 3Q09. The decline in ACU and APC from 2Q10 was mainly due to the continued underperformance of “Fantasy Zhu Xian” and the recent soft performance of “Battle of the Immortals.”

Overseas licensing revenues were RMB48.6 million (USD7.3 million) in 3Q10, as compared to RMB55.1 million in 2Q10 and RMB58.8 million in 3Q09. The decrease from 2Q10 was mainly attributed to a decrease in initial license fees in 3Q10 as the Company had a number of new commercial launches in overseas markets in 2Q10.

Film, television and other revenues were RMB82.5 million (USD12.3 million) in 3Q10, as compared to RMB5.7 million in 2Q10 and RMB45.3 million in 3Q09. Most of the film, television and other revenues recognized in 3Q10 were related to the release of the TV series “Fighting for My Marriage” produced by Xinbaoyuan and Baohong, in which the Company recently took majority stakes.

Cost of Revenues

The cost of revenues was RMB149.3 million (USD22.3 million) in 3Q10, as compared to RMB97.6 million in 2Q10 and RMB95.0 million in 3Q09.

The online game related cost was RMB92.4 million (USD13.8 million) in 3Q10, as compared to RMB96.9 million in 2Q10 and RMB68.0 million in 3Q09.

The film, television and other cost was RMB56.9 million (USD8.5 million) in 3Q10, as compared to RMB0.7 million in 2Q10 and RMB27.0 million in 3Q09. Most of the film, television and other cost recognized in 3Q10 was related to the TV series “Fighting for My Marriage.”

Gross Profit and Gross Margin

Gross profit was RMB508.9 million (USD76.1 million) in 3Q10, as compared to RMB496.6 million in 2Q10 and RMB495.0 million in 3Q09. Gross margin was 77.3% in 3Q10, as compared to 83.6% in 2Q10 and 83.9% in 3Q09. The decrease in gross margin from 2Q10 was primarily due to larger contribution in 3Q10 from film and television business, which is a lower-margin business.

Operating Expenses

Operating expenses were RMB297.0 million (USD44.4 million) in 3Q10, as compared to RMB275.1 million in 2Q10 and RMB197.3 million in 3Q09. The increase in operating expenses from 2Q10 was mainly attributed to higher R&D expenses.

Sales and marketing expenses were RMB123.8 million (USD18.5 million) in 3Q10, as compared to RMB121.0 million in 2Q10 and RMB88.0 million in 3Q09.

R&D expenses were RMB113.8 million (USD17.0 million) in 3Q10, as compared to RMB90.7 million in 2Q10 and RMB71.5 million in 3Q09. The increase from 2Q10 was primarily due to an increase in staff cost as the Company continued to expand its pool of R&D talent.

General and administrative expenses were RMB59.4 million (USD8.9 million) in 3Q10, as compared to RMB63.5 million in 2Q10 and RMB37.8 million in 3Q09.

Operating Profit

Operating profit was RMB211.9 million (USD31.7 million) in 3Q10, as compared to RMB221.5 million in 2Q10 and RMB297.7 million in 3Q09. Non-GAAP operating profit was RMB237.4 million (USD35.5 million) in 3Q10, as compared to RMB246.5 million in 2Q10 and RMB317.9 million in 3Q09.

Total Other Income

Total other income was RMB6.8 million (USD1.0 million) in 3Q10, as compared to RMB4.7 million in 2Q10 and RMB2.4 million in 3Q09.

Income Tax Expense

Income tax expense was RMB17.1 million (USD2.6 million) in 3Q10, as compared to RMB29.6 million in 2Q10 and RMB11.1 million in 3Q09.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB213.7 million (USD31.9 million) in 3Q10, as compared to RMB196.6 million in 2Q10 and RMB288.3 million in 3Q09. Non-GAAP net income attributable to the Company’s shareholders was RMB239.2 million (USD35.8 million) in 3Q10, as compared to RMB221.7 million in 2Q10 and RMB308.5 million in 3Q09.

Basic and diluted earnings per ADS were RMB4.27 (USD0.64) and RMB4.05 (USD0.60), respectively, in 3Q10, as compared to RMB3.93 and RMB3.71, respectively, in 2Q10, and RMB5.83 and RMB5.50, respectively, in 3Q09. Non-GAAP basic and diluted earnings per ADS were RMB4.77 (USD0.71) and RMB4.53 (USD0.68), respectively, in 3Q10, as compared to RMB4.43 and RMB4.19, respectively, in 2Q10, and RMB6.24 and RMB5.88, respectively, in 3Q09.

Cash and Cash Equivalents

As of September 30, 2010, the Company had RMB1,424.9 million (USD213.0 million) of cash and cash equivalents, as compared to RMB1,719.9 million as of June 30, 2010. The decrease was mainly due to the investments in Xinbaoyuan and Baohong and the cash outflow for investments in time deposit and principal-protected financial products, and was partially offset by net cash inflow generated by the Company’s online game operations.

Recent Developments

Open Beta Testing for “Forsaken World”

The Company launched open beta testing for “Forsaken World,” the Company’s 3D fantasy MMORPG, on October 21, 2010.

Open Beta Testing for “Dragon Excalibur”

The Company launched open beta testing for “Dragon Excalibur,” the Company’s first 2D real-time MMORPG, on October 28, 2010.

Business Outlook

Based on the Company’s current operations, total revenues for the fourth quarter of 2010 are expected to be between RMB581 million and RMB604 million. This reflects an expected growth of 1% to 5% in revenues from the Company’s core gaming business on a sequential basis as the Company does not expect any major releases from the television and movie business in the fourth quarter of 2010. It also takes into consideration the expected growth from the recent launches of “Forsaken World” and “Dragon Excalibur.”

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures. It should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 8:00 pm Eastern Standard Time (EST) on Monday, November 15, 2010 (9:00 am Beijing time on Tuesday, November 16, 2010).

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number:	1-866-519-4004
- International Dial-in Number:	+65-6723-9381
- Mainland China Toll Free Number:	10-800-819-0121
- Hong Kong Toll Free Number:	80-093-0346
- U.K. Toll Free Number:	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 pm Eastern Standard Time, November 22, 2010.

The dial-in details for the replay are as follows:

- U.S. Toll Free Number:	1-866-214-5335
- International Dial-in Number: Conference ID: 7973 (PWRD)	+61-2-8235-5000

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. The Company’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. The Company’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World” and “Dragon Excalibur;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, South America and the Russian Federation and other Russian speaking territories. The Company also generates revenues from game operations in North America, Europe and Japan. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, our ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of November 15, 2010, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Teal Willingham

Tel: +86-10-5971-2001

Fax: +86-10-5971-2001

Email: twillingham@christensenir.com

Perfect World Co., Ltd.

Unaudited Consolidated Balance Sheets

	December 31, 2009	September 30, 2010	September 30, 2010
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,567,165,156	1,424,891,354	212,972,327
Restricted cash	5,033,996	4,836,334	722,866
Short-term investments	30,000,000	196,000,000	29,295,269
Accounts receivable, net	90,435,732	152,063,115	22,728,214
Due from related parties	159,100	—	—
Prepayments and other assets	54,262,066	90,240,788	13,487,899
Deferred tax assets	3,048,654	7,342,740	1,097,487

Total current assets	1,750,104,704	1,875,374,331	280,304,062

Non current assets
Equity investments	30,471,237	53,290,465	7,965,095
Time deposit	—	400,000,000	59,786,264
Film and television cost	14,508,195	22,719,483	3,395,783
Property, equipment and software, net	244,069,532	293,519,243	43,871,047
Construction in progress	771,265,335	874,378,616	130,689,577
Intangible assets, net	36,930,233	141,404,472	21,135,113
Goodwill	116,256,000	483,624,832	72,285,305
Prepayments and other assets	42,516,514	32,613,505	4,874,599
Deferred tax assets	2,895,739	4,240,708	633,840

Total assets	3,009,017,489	4,181,165,655	624,940,685

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	92,131,878	96,805,647	14,469,122
Advances from customers	88,944,437	137,100,682	20,491,844
Salary and welfare payable	99,629,630	108,700,394	16,246,976
Taxes payable	35,503,484	64,929,706	9,704,761
Accrued expenses and other liabilities	40,055,495	129,233,486	19,315,968
Due to related parties	5,650,616	4,762,000	711,755
Deferred revenues	280,584,152	377,735,413	56,458,473
Deferred tax liabilities	22,488,342	38,581,114	5,766,552

Total current liabilities	664,988,034	957,848,442	143,165,451
Deferred revenues	28,479,618	14,871,506	2,222,779

Total liabilities	693,467,652	972,719,948	145,388,230

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 49,171,190 Class A ordinary shares issued and outstanding, 199,957,195 Class B ordinary shares issued and outstanding as of December 31, 2009; 44,171,190 Class A ordinary shares issued and outstanding, 206,458,790 Class B ordinary shares issued and outstanding as of September 30, 2010 )	198,506	199,531	29,823
Additional paid-in capital	381,099,428	464,330,638	69,401,485
Statutory reserves	181,563,507	181,563,507	27,137,509
Accumulated other comprehensive loss	(65,453,442)	(64,866,510)	(9,695,316)
Retained earnings	1,799,851,169	2,515,343,438	375,957,468

Total Perfect World Shareholders’ Equity	2,297,259,168	3,096,570,604	462,830,969
Non-controlling interest	18,290,669	111,875,103	16,721,486

Total Shareholders’ Equity	2,315,549,837	3,208,445,707	479,552,455

Total Liabilities and Shareholders’ Equity	3,009,017,489	4,181,165,655	624,940,685

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended
	September 30, 2009	June 30, 2010	September 30, 2010	September 30, 2010
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	485,875,480	533,291,689	527,058,956	78,777,215
Overseas licensing revenues	58,788,775	55,147,077	48,631,218	7,268,697
Film, television and other revenues	45,329,984	5,732,946	82,533,378	12,335,906

Total Revenues	589,994,239	594,171,712	658,223,552	98,381,818
Cost of revenues
Online game related cost	(68,030,548)	(96,866,795)	(92,367,125)	(13,805,713)
Film, television and other cost	(26,982,463)	(718,946)	(56,943,511)	(8,511,099)

Total cost of revenues	(95,013,011)	(97,585,741)	(149,310,636)	(22,316,812)

Gross profit	494,981,228	496,585,971	508,912,916	76,065,006
Operating expenses
Research and development expenses	(71,504,518)	(90,662,002)	(113,816,013)	(17,011,586)
Sales and marketing expenses	(87,999,196)	(120,957,997)	(123,795,571)	(18,503,187)
General and administrative expenses	(37,812,217)	(63,475,926)	(59,409,274)	(8,879,646)

Total operating expenses	(197,315,931)	(275,095,925)	(297,020,858)	(44,394,419)

Operating profit	297,665,297	221,490,046	211,892,058	31,670,587

Other income/(expenses)
Share of loss from equity investments	(1,111,787)	(2,072,876)	(2,405,028)	(359,469)
Interest income	3,338,023	5,898,960	8,205,577	1,226,452
Others, net	174,544	871,005	1,022,167	152,779

Total other income	2,400,780	4,697,089	6,822,716	1,019,762

Profit before tax	300,066,077	226,187,135	218,714,774	32,690,349
Income tax expense	(11,052,958)	(29,595,560)	(17,112,123)	(2,557,675)

Net income	289,013,119	196,591,575	201,602,651	30,132,674

Less: Net income / (loss) attributable to non-controlling interests	692,008	(43,467)	(12,090,414)	(1,807,102)

Net income attributable to the Company’s shareholders	288,321,111	196,635,042	213,693,065	31,939,776

Net earnings per share, basic	1.17	0.79	0.85	0.13
Net earnings per share, diluted	1.10	0.74	0.81	0.12
Net earnings per ADS, basic	5.83	3.93	4.27	0.64
Net earnings per ADS, diluted	5.50	3.71	4.05	0.60

Shares used in calculating basic net earnings per share	247,418,982	250,314,918	250,476,431	250,476,431
Shares used in calculating diluted net earnings per share	262,334,324	264,762,843	264,025,135	264,025,135

Total share-based compensation cost included in:
Cost of revenues	(1,412,278)	(1,635,647)	(1,877,096)	(280,561)
Research and development expenses	(8,841,744)	(9,489,546)	(9,215,409)	(1,377,387)
Sales and marketing expenses	(2,085,910)	(3,718,909)	(3,651,450)	(545,766)
General and administrative expenses	(7,886,096)	(10,203,291)	(10,757,280)	(1,607,844)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended
	September 30, 2009	June 30, 2010	September 30, 2010	September 30, 2010
	RMB	RMB	RMB	USD

GAAP operating profit	297,665,297	221,490,046	211,892,058	31,670,587
Share based compensation charge	20,226,028	25,047,393	25,501,235	3,811,558

Non-GAAP operating profit	317,891,325	246,537,439	237,393,293	35,482,145

GAAP net income attributable to the Company’s shareholders	288,321,111	196,635,042	213,693,065	31,939,776
Share based compensation charge	20,226,028	25,047,393	25,501,235	3,811,558

Non-GAAP net income attributable to the Company’s shareholders	308,547,139	221,682,435	239,194,300	35,751,334

GAAP net earnings per ADS
- Basic	5.83	3.93	4.27	0.64
- Diluted	5.50	3.71	4.05	0.60

Non-GAAP net earnings per ADS
- Basic	6.24	4.43	4.77	0.71
- Diluted	5.88	4.19	4.53	0.68

ADSs used in calculating net earnings per ADS
- Basic	49,483,796	50,062,984	50,095,286	50,095,286
- Diluted	52,466,865	52,952,569	52,805,027	52,805,027